UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               -------------------

                                    FORM 11-K

(Mark One)
|X|ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

                          Commission file number 1-6853


A. Full title of the plan:
                              SHAW INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              SHAW INDUSTRIES, INC.
                                P.O. Drawer 2128
                           Dalton, Georgia 30722-2128

                             Retirement Savings Plan

                       Financial Statements and Schedules
                        as of December 31, 1998 and 1997
                                  Together With
                                Auditors' Report

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

       Statement  of  Net  Assets   Available  for  Plan  Benefits,   With  Fund
       Information--December 31, 1998

       Statement  of  Net  Assets   Available  for  Plan  Benefits,   With  Fund
       Information--December 31, 1997

       Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

       Schedule  I: Item   27a--Schedule   of   Assets   Held   for   Investment
                    Purposes--December 31, 1998

       Schedule II: Item  27d--Schedule of Reportable  Transactions for the Year
                    Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Shaw Industries, Inc.
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of SHAW INDUSTRIES, INC. RETIREMENT SAVINGS PLAN as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Atlanta, Georgia
May 26, 1999

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998



                                                                              Participant-Directed
                                                    ---------------------------------------------------------
                                                       Stable         Large
                                                       Value         Company         Balanced         Bond
                                                       Fund         Stock Fund         Fund           Fund
                                                    ------------   -------------   ------------   -----------
ASSETS:
   Investments:
      Cash equivalents ..........................            223              0              0              0
      Investments, at fair value (Notes 2 and 3):
         Mutual funds ...........................     11,096,571    108,576,588     43,043,256      5,996,947
         Collective investment trust ............      9,528,809              0              0              0
         Company stock ..........................              0              0              0              0
      Investments, at contract value (Note 2):
         Group annuity insurance contracts ......    115,168,531              0              0              0
                                                    ------------   ------------   ------------   ------------
            Total investments ...................    135,794,134    108,576,588     43,043,256      5,996,947
                                                    ------------   ------------   ------------   ------------
   Receivables:
      Employee contributions ....................        102,780         79,974         39,661          6,829
      Employer contributions ....................         43,406         31,705         15,950          2,777
      Interest and dividend income ..............        513,306              0              0              0
                                                    ------------   ------------   ------------   ------------
            Total receivables ...................        659,492        111,679         55,611          9,606
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS ..........   $136,453,626   $108,688,267   $ 43,098,867   $  6,006,553
                                                    ============   ============   ============   ============

(CONT.)
                                                                              Participant-Directed
                                                    ---------------------------------------------------------
                                                    International      Small        Medium          Shaw
                                                       Company        Company       Company      Industries
                                                     Stock Fund      Stock Fund    Stock Fund    Stock Fund           Total
                                                    ------------   ------------   ------------   ------------   ------------
ASSETS:
   Investments:
      Cash equivalents ..........................              0              0              0         34,144         34,367
      Investments, at fair value (Notes 2 and 3):
         Mutual funds ...........................      6,193,757     21,809,363      2,316,354              0    199,032,836
         Collective investment trust ............              0              0              0              0      9,528,809
         Company stock ..........................              0              0              0     14,402,342     14,402,342
      Investments, at contract value (Note 2):
         Group annuity insurance contracts ......              0              0              0              0    115,168,531
                                                    ------------   ------------   ------------   ------------   ------------
            Total investments ...................      6,193,757     21,809,363      2,316,354     14,436,486    338,166,885
                                                    ------------   ------------   ------------   ------------   ------------
   Receivables:
      Employee contributions ....................          7,607         32,655          4,303         11,694        285,503
      Employer contributions ....................          3,038         13,401          1,629          4,714        116,620
      Interest and dividend income ..............              0              0              0              0        513,306
                                                    ------------   ------------   ------------   ------------   ------------
            Total receivables ...................         10,645         46,056          5,932         16,408        915,429
                                                    ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS ..........   $  6,204,402   $ 21,855,419   $  2,322,286   $ 14,452,894   $339,082,314
                                                    ============   ============   ============   ============   ============

         The accompanying notes are an integral part of this statement.

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997



                                                                         Participant-Directed
                                                    ---------------------------------------------------------
                                                        Stable         Large
                                                        Value         Company       Balanced          Bond
                                                        Fund        Stock Fund        Fund            Fund
                                                    ------------   ------------   ------------   ------------
ASSETS:
   Investments:
      Cash equivalents ..........................     17,836,502              0              0              0
      Investments, at fair value (Notes 2 and 3):
         Mutual funds ...........................     10,418,449     77,735,001     42,058,908      3,127,350
         Company stock ..........................              0              0              0              0
      Investments, at contract value (Note 2):
         Group annuity insurance contracts ......     92,133,317              0              0              0
                                                    ------------   ------------   ------------   ------------
            Total investments ...................    120,388,268     77,735,001     42,058,908      3,127,350
                                                    ------------   ------------   ------------   ------------
   Receivables:
      Employee contributions ....................        342,307        177,917        106,817         12,478
      Employer contributions ....................         76,651         68,025         41,518          4,637
      Interest and dividend income ..............         16,106              0              0              0
                                                    ------------   ------------   ------------   ------------
            Total receivables ...................        435,064        245,942        148,335         17,115
                                                    ------------   ------------   ------------   ------------
            Total assets ........................    120,823,332     77,980,943     42,207,243      3,144,465

LIABILITIES:
   Refunds payable to participants ..............         58,703        207,470        129,401          7,762
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS ..........   $120,764,629   $ 77,773,473   $ 42,077,842   $  3,136,703
                                                    ============   ============   ============   ============

(cont.)
                                                                         Participant-Directed
                                                    ---------------------------------------------------------
                                                    International     Small          Shaw
                                                       Company       Company       Industries
                                                     Stock Fund     Stock Fund     Stock Fund        Total
                                                    ------------   ------------   ------------   ------------



      Cash equivalents ..........................              0              0         36,867     17,873,369
      Investments, at fair value (Notes 2 and 3):
         Mutual funds ...........................      6,097,766     29,598,752              0    169,036,226
         Company stock ..........................              0              0      5,229,657      5,229,657
      Investments, at contract value (Note 2):
         Group annuity insurance contracts ......              0              0              0     92,133,317
                                                    ------------   ------------   ------------   ------------
            Total investments ...................      6,097,766     29,598,752      5,266,524    284,272,569
                                                    ------------   ------------   ------------   ------------
   Receivables:
      Employee contributions ....................         28,627        113,380         26,608        808,134
      Employer contributions ....................         10,527         44,477         10,323        256,158
      Interest and dividend income ..............              0              0            197         16,303
                                                    ------------   ------------   ------------   ------------
            Total receivables ...................         39,154        157,857         37,128      1,080,595
                                                    ------------   ------------   ------------   ------------
            Total assets ........................      6,136,920     29,756,609      5,303,652    285,353,164

LIABILITIES:
   Refunds payable to participants ..............         29,702        109,386         18,751        561,175
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS ..........   $  6,107,218   $ 29,647,223   $  5,284,901   $284,791,989
                                                    ============   ============   ============   ============

         The accompanying notes are an integral part of this statement.

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                            Participant-Directed
                                                     ---------------------------------------------------------------
                                                         Stable         Large
                                                         Value          Company          Balanced            Bond
                                                         Fund          Stock Fund          Fund              Fund
                                                     -------------    -------------   -------------    -------------
ADDITIONS:
    Investment income:
       Net appreciation (depreciation) in fair
           value of investments ...................        (44,039)      21,156,872      (1,196,674)          32,001
       Interest and dividends .....................      8,170,246        2,087,825       3,795,954          290,223
                                                     -------------    -------------   -------------    -------------
              Total investment income (loss) ......      8,126,207       23,244,697       2,599,280          322,224
                                                     -------------    -------------   -------------    -------------
    Contributions:
       Employee contributions .....................      8,963,398        8,872,538       4,599,363          667,644
       Employer contributions .....................      3,779,717        3,666,829       1,949,774          268,917
       Rollovers ..................................      1,699,371          215,559          25,049           11,755
                                                     -------------    -------------   -------------    -------------
              Total contributions .................     14,442,486       12,754,926       6,574,186          948,316
                                                     -------------    -------------   -------------    -------------
              Total additions .....................     22,568,693       35,999,623       9,173,466        1,270,540
                                                     -------------    -------------   -------------    -------------
DEDUCTIONS:
    Administrative expenses .......................        475,399          159,488          69,466            9,376
    Benefit payments to participants ..............     11,450,070        7,752,378       3,605,113          505,448
                                                     -------------    -------------   -------------    -------------
              Total deductions ....................     11,925,469        7,911,866       3,674,579          514,824
                                                     -------------    -------------   -------------    -------------
INTERFUND TRANSFERS ...............................      5,045,773        2,827,037      (4,477,862)       2,114,134

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS .................................     15,688,997       30,914,794       1,021,025        2,869,850

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning
    of year .......................................    120,764,629       77,773,473      42,077,842        3,136,703
                                                     -------------    -------------   -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year  $ 136,453,626    $ 108,688,267   $  43,098,867    $   6,006,553
                                                     =============    =============   =============    =============

                                                     -------------------------------------------------------------------------------
                                                     International       Small           Medium           Shaw
                                                        Company         Company          Company        Industries
                                                       Stock Fund      Stock Fund       Stock Fund      Stock Fund         Total
                                                     -------------    -------------   -------------    -------------   -------------
ADDITIONS:
    Investment income:
       Net appreciation (depreciation) in fair
           value of investments ...................     (1,041,414)      (4,432,066)        119,120        6,862,146      21,455,946
       Interest and dividends .....................        666,938          334,309         117,222          143,769      15,606,486
                                                     -------------    -------------   -------------    -------------   -------------
              Total investment income (loss) ......       (374,476)      (4,097,757)        236,342        7,005,915      37,062,432
                                                     -------------    -------------   -------------    -------------   -------------
    Contributions:
       Employee contributions .....................      1,245,556        4,508,850         130,338        1,214,368      30,202,055
       Employer contributions .....................        511,207        1,906,570          48,519          496,924      12,628,457
       Rollovers ..................................         13,939           46,049           6,431           14,417       2,032,570
                                                     -------------    -------------   -------------    -------------   -------------
              Total contributions .................      1,770,702        6,461,469         185,288        1,725,709      44,863,082
                                                     -------------    -------------   -------------    -------------   -------------
              Total additions .....................      1,396,226        2,363,712         421,630        8,731,624      81,925,514
                                                     -------------    -------------   -------------    -------------   -------------
DEDUCTIONS:
    Administrative expenses .......................         12,171           44,972           1,802           16,426         789,100
    Benefit payments to participants ..............        649,707        2,058,832          38,554          785,987      26,846,089
                                                     -------------    -------------   -------------    -------------   -------------
              Total deductions ....................        661,878        2,103,804          40,356          802,413      27,635,189
                                                     -------------    -------------   -------------    -------------   -------------
INTERFUND TRANSFERS ...............................       (637,164)      (8,051,712)      1,941,012        1,238,782               0

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS .................................         97,184       (7,791,804)      2,322,286        9,167,993      54,290,325

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning
    of year .......................................      6,107,218       29,647,223               0        5,284,901     284,791,989
                                                     -------------    -------------   -------------    -------------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year  $   6,204,402    $  21,855,419    $  2,322,286   $   14,452,894   $ 339,082,314
                                                     =============    =============   =============    =============   =============

         The accompanying notes are an integral part of this statement.

                                         SHAW INDUSTRIES, INC.

                                        RETIREMENT SAVINGS PLAN


                              NOTES TO FINANCIAL STATEMENTS and Schedules

                                      December 31, 1998 and 1997



1.     DESCRIPTION AND ADMINISTRATION OF THE PLAN

       The following description of the Shaw Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

       General

       The Plan was adopted by the board of directors of Shaw Industries, Inc. (the "Company") effective April 1, 1986. The Plan was formed under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") as a defined contribution, tax-exempt profit-sharing/savings plan. Eligible plan members make tax-deferred contributions to the Plan, and the Company matches these employee contributions on a percentage basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended ("ERISA").

       Employees are eligible to participate on the January 1, April 1, July 1, or October 1 coinciding with or following the date they complete one year of service with the Company. During 1997, the Company acquired several retail stores. Employees of these newly acquired stores were given credit for prior service towards meeting eligibility requirements.

       Contributions

       Under the terms of the Plan, a participant may defer up to 15% of his annual salary, subject to certain IRC limits on pretax deferrals. The Company matches 50% of the participant's contribution up to 5% of his salary and 25% on contributions greater than 5% up to 15%. The Company matched 25% of the participant's contribution up to 15% of his salary for the retail business unit until its disposition in August, 1998.

       Participant contributions are deducted from payroll and, as directed by the participants, are deposited in any combination of several investment options, as long as the allocations to each of the options are in 5% increments. The Company's contributions are directed in the same manner as the employee's contribution.

       Participant Accounts

       Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as an allocation of investment income and administrative expenses.

       Net investment income of each fund is determined separately by the Plan's trustees and is allocated to the members of that fund in the same proportion that the value of their accounts in the fund bears to the total value of all accounts in that fund.

       Vesting and Benefit Distribution

       Participants are 100% vested and have nonforfeitable interests in their contributions and subsequent investment growth. Employees are 100% vested in the company matching contributions after three years of service unless the Plan is terminated, in which case employees are fully vested. Upon death, permanent disability, retirement at age 65, retirement at age 62 with five years of service, or termination of employment, the balance in the participant's account will be paid in cash to the participant or his designated beneficiary. Payment will be made either in a lump sum or in installments over a period not to exceed ten years, at the option of the participant. The Plan has established a provision for participants to make withdrawals from their accounts under certain "hardship" conditions if approved by the plan administrator.

       Forfeitures

       Forfeitures of nonvested company matching contributions are used to reduce company matching contributions. Unutilized forfeitures at December 31, 1998 and 1997 were $704,727 and $184,853, respectively.

       Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

       Basis of Accounting

       The accompanying financial statements and schedules are presented on the accrual basis of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

       Investment Valuation and Fund Composition

       The Plan's assets are held by a bank-administered trust and are invested in eight funds: the Stable Value Fund, the Large Company Stock Fund, the Balanced Fund, the Bond Fund, the International Company Stock Fund, the Small Company Stock Fund, the Medium Company Stock Fund, and the Shaw Industries Stock Fund. Investments of the trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value based on quoted market prices. Fully benefit-responsive GICs are valued at contract value, which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. At December 31, 1998, the weighted average crediting interest rate was 6.6%. For the year ended December 31, 1998, the annual yield on the GICs was 7%. The fair value of the investment contracts as of December 31, 1998 and 1997 was approximately $117,581,747 and $91,650,527, respectively.

       The Stable Value Fund is invested in contracts with insurance companies, in contracts with banks, or in one or more mutual funds which invest solely in interest-bearing obligations. The fund is actively managed by Dwight Asset Management Company for the year ended December 31, 1998. This investment option has the lowest level of risk and the lowest anticipated long-term rate of return. At present, the Stable Value Fund is invested in interest-bearing contracts with major, top-rated insurance companies, in one mutual fund, and in one collective investment trust.

       The Large Company Stock Fund does not guarantee a fixed rate of return. It is invested in the Vanguard Institutional Index Fund, which is a Standard and Poor's 500 index fund. This mutual fund invests in common stocks and similar equity securities. The fund seeks long-term growth of capital and income from dividends.

       The Balanced Fund does not guarantee a fixed rate of return. It is invested in the Dodge & Cox Balanced Fund. This mutual fund invests in a combination of common stocks and fixed income securities. The fund seeks to provide shareholders with regular income, conservation of principal and an opportunity for long-term growth of principal and income by investing in a diversified portfolio of stocks and bonds.

       The Bond Fund is invested in the Dodge & Cox Income Fund. This fund invests the majority of its assets in various debt obligations issued or guaranteed by the U.S. government or other investment-grade securities. The fund seeks to provide shareholders with a high and stable rate of current income, consistent with long-term preservation of capital, by investing in a diversified portfolio of high-quality bonds and other fixed-income securities.

       The International Company Stock Fund is invested in the Templeton Foreign Fund. This fund invests the majority of its assets in stocks and bonds of companies and governments outside the United States in order to achieve long-term capital growth. It maintains a flexible investment policy and can invest in both developed and underdeveloped foreign countries.

       The Small Company Stock Fund was previously invested in the Parkstone Small Capitalization Institutional Fund. During 1998, this fund was liquidated and reinvested in the Lazard Small Capitalization Institutional Fund. This fund seeks to achieve long-term growth of capital investing in the stocks of small capitalization companies.

       Effective July 1, 1998, the Medium Company Stock Fund was added as an investment option. This fund invests in the PIMCO Advisors Institute Cadence Middle Capitalization Growth Fund. This fund seeks to achieve growth of capital by investing in equity securities of United States companies with medium market capitalization, targeting companies with market values between $1 billion and $5 billion.

       The Shaw Industries Stock Fund is invested in the shares of Shaw Industries, Inc. stock. Plan participants are limited to investing a maximum of 25% of their existing account balance or current deferral election in this fund.

       The net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits reflects both realized and unrealized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

       Tax Status

       The Internal Revenue Service issued a determination letter dated September 25, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of June 24, 1994. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

       Administrative Expenses

       Administrative expenses include trustee, record-keeping, and investment management fees, all of which are paid by the Plan.

3.     INVESTMENTS

       The trustee of the Plan held the Plan's investments and executed transactions therein. Plan investments at December 31, 1998 and 1997 which represent 5% or more of the Plan's investments are as follows:

                                                                        1998
                                                                    ------------

          Dwight Asset Management Target 5 Fund, 6.6%,
            due January 1, 2000 ..................................  $ 24,886,790
          Dodge & Cox Balanced Fund ..............................    43,043,256
          Vanguard Institutional Index Fund ......................   108,576,588
          Lazard Small Capitalization Institutional Fund .........    21,809,363


                                                                        1997
                                                                    ------------
          State Street Bank & Trust Company short-term investment.   $17,836,502
          Vanguard Institutional Index Fund ......................    77,735,001
          Dodge & Cox Balanced Fund ..............................    42,058,908
          Parkstone Small Capitalization Institutional Fund ......    29,598,752
          Principal Mutual Life Insurance Company, guaranteed
              investment contract, 5.5%, due December 29, 2000 ...    14,733,800

4.     RECONCILIATION TO FORM 5500

       As of December 31, 1998 and 1997,  the Plan had  $2,162,518 and $934,420,
       respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

       The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1998 and 1997:


                                                                                                 Net Assets
                                           Benefits Payable to                               Available for Plan
                                               Participants              1998                     Benefits
                                     -----------------------------     Benefits       ------------------------------
                                          1998           1997            Paid              1998             1997
                                     -------------   -------------   -------------    -------------    -------------
          Per financial statements               0               0   $  26,846,089    $ 339,082,314    $ 284,791,989
          1998 amounts pending
              distribution to
              participants .......       2,162,518               0       2,162,518       (2,162,518)               0
          1997 amounts pending
              distribution to
              participants .......               0         934,420        (934,420)               0         (934,420)
                                     -------------   -------------   -------------    -------------    -------------
          Per Form 5500 ..........   $   2,162,518   $     934,420   $  28,074,187    $ 336,919,796    $ 283,857,569
                                     =============   =============   =============    =============    =============

5.     SUBSEQUENT EVENT

       Effective January 1, 1999, the 25% investment limit on the Shaw Industries Stock Fund discussed in Note 2 was eliminated. Participants may now invest any portion of their existing balance or current deferral percentage in this fund option.

                                                                      SCHEDULE I

                                         SHAW INDUSTRIES, INC.

                                        RETIREMENT SAVINGS PLAN


                       ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                           DECEMBER 31, 1998


Face Amount                                                                                                                Current
 or Units             Identity of Issuer and Description of Asset                                              Cost         Value
----------   --------------------------------------------------------------------------------------------- ------------ ------------
 9,528,809   SEI Stable Asset Fund                                                                         $  9,528,809 $  9,528,809
    34,367 * State Street Bank & Trust Company Short-Term Investment Fund                                        34,367       34,367
 1,117,479   Van Kampen Merritt Prime Rate Income Trust                                                      11,215,897   11,096,569
 3,009,133   John Hancock Life Insurance Company, guaranteed investment contract, 3.9%, due August 1, 2000    3,009,133    3,009,133
 7,145,587   Life Insurance Company of Virginia, guaranteed investment contract, 6.9%, due December 31, 2001  7,145,587    7,145,587
 7,151,856   Security Life of Denver, guaranteed investment contract, 6.98%, due June 28, 2002                7,151,856    7,151,856
 8,093,249   Allstate Life, guaranteed investment contract, 8.28%, due July 1, 1999                           8,093,249    8,093,249
11,527,754   Allstate Life, guaranteed investment contract, 6.37%, due January 4, 2000                       11,527,754   11,527,754
24,886,790 * Dwight Asset Management Target 5 Fund, 6.60%, due January 1, 2000                               24,886,790   24,886,790
 6,206,355   Commonwealth Life, guaranteed investment contract, 8.19%, due June 28, 1999                      6,206,355    6,206,355
 9,473,894   Metropolitan Life, guaranteed investment contract, 7.24%, due June 29, 2001                      9,473,894    9,473,894
14,000,000   METLIFE, guaranteed investment contract, 6.25%, due April 30, 2044                              14,000,000   14,000,000
 3,009,754   John Hancock Life Insurance Company, guaranteed investment contract, 4.17%, due August 1, 2000   3,009,754    3,009,754
 5,126,486   John Hancock Life Insurance Company, guaranteed investment contract, 6.10%, due
                December 15, 2002                                                                             5,126,486    5,126,486
15,537,675   Principle Mutual Life Company, guaranteed investment contract, 5.98%, due December 28, 2000     15,537,675   15,537,675
   489,547   Dodge & Cox Income Fund                                                                          5,901,738    5,996,947
   659,970   Dodge & Cox Balanced Fund                                                                       38,897,498   43,043,256
   962,132   Vanguard Institutional Index Fund                                                               74,396,495  108,576,588
   738,231   Templeton Foreign Fund                                                                           7,443,819    6,193,757
   593,911 * Shaw Industries, Inc. common stock                                                               8,522,590   14,402,342
   100,188   Pimco Advisors Institute Cadence Middle Capitalization Growth Fund                               2,191,981    2,316,354
 1,254,132   Lazard Small Capitalization Institutional Fund                                                  25,108,398   21,809,363
                                                                                                           ------------ ------------
                                                                                                           $298,410,125 $338,166,885
                                                                                                           ============ ============

                                   *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                                         SHAW INDUSTRIES, INC.

                                        RETIREMENT SAVINGS PLAN


                           ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                                 FOR THE YEAR ENDED DECEMBER 31, 1998


                                                         Purchases                                     Sales
                                             ---------------------------------- ----------------------------------------------------
                                               Number             Current Value Number                      Current Value
                                                 of                of Asset on    of                        of Asset on     Realized
Identity of Party Involved and                 Trans-   Purchase   Transaction  Trans-  Selling   Cost of   Transaction       Gain
 Description of Asset                          actions   Price         Date     actions  Price     Assets      Date          (Loss)
------------------------------------------------------------------------------------------------------------------------------------
SEI Stable Asset Fund ........................    42  $16,740,986  $16,740,986  33  $ 7,212,178 $ 7,212,178 $ 7,212,178 $         0
*Dwight Asset Management Target 5 Fund .......    12   24,886,790   24,886,790   0            0           0           0           0
*State Street Bank & Trust Co. ...............    64  138,869,651  138,869,651  61  156,708,653 156,708,653 156,708,653           0
Vanguard Institutional Index Fund ............    94   21,993,859   21,993,859  99   12,309,144   9,427,515  12,309,144   2,881,629
Lazard Small Capitalization Institutional Fund    55   32,335,194   32,335,194  59    5,891,313   9,588,766   5,891,313  (3,697,453)
Parkstone Small Capitalization Institutional .    28    2,694,780    2,694,780  41   32,495,984  32,293,532  32,495,984     202,452
    Fund


                        * Represents a party in interest.

              (a) Represents a transaction or a series of transactions in excess of 5% of the current value of plan assets as of the beginning of the year.

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Shaw Industries, Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                  SHAW INDUSTRIES, INC.
                                                  RETIREMENT SAVINGS PLAN


                                                  /s/ KENNETH G. JACKSON
                                                  -------------------------
                                                  Kenneth G. Jackson
                                                  Savings Plan Committee


June 25, 1999

                    Consent of Independent Public accountants








As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 26, 1999, included in this annual report of Shaw Industries, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 1998, into the Plan's previously filed Registration Statement No. 333-62915.





ARTHUR ANDERSEN LLP




Atlanta, Georgia
June 24, 1999